UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(formerly Auris Medical Holding Ltd.)

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Annual General Meeting Results

On May 19, 2022, Altamira Therapeutics Ltd. (the “Company”) held its Annual General Meeting of Shareholders. Based on the presence in person or by proxy of holders of the Company’s outstanding ordinary shares constituting a quorum, each of the agenda items submitted to a vote of the shareholders was duly adopted by the requisite majority in accordance with the Company’s Bye-Laws:

Agenda Item 1: Re-election of the Members of the Board of Directors

The Company’s shareholders re-elected Messrs. Thomas Meyer, Armando Anido, Alain Munoz, Mats Peter Blom and Ms. Margrit Schwarz, as members of the Board of Directors, each for a term of one year ending upon completion of the 2023 Annual General Meeting (or until their respective successors are elected).

Agenda Item 2: Appointment of Auditors

The Company’s shareholders re-elected Deloitte AG, Switzerland, as auditors of Altamira Therapeutics Ltd. for the 2022 financial year.

Agenda Item 3: Compensation of the Board of Directors and the Executive Officers

The Company’s shareholders approved, on a non-binding advisory basis, the 2021 Board of Directors’ and Executive Officers’ compensation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

Date: May 19, 2022	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

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